Contact

www.linkedin.com/in/davidjcrouch
(LinkedIn)
www.ten24.co (Company)

Top Skills

CMS
Marketing Strategy
Web Strategy

David Crouch

Founder and CEO at Ten24
Providence, Rhode Island, United States

Summary

Results-driven executive with over 25 years of success in leading diverse teams to exceptional outcomes. Adept at implementing lean management strategies and maximizing efficiency, I have a proven track record of building, managing, selling, and supporting complex digital products and services. My entrepreneurial background includes founding and leading a bootstrapped software startup in the eCommerce space, Slatwall Commerce, which I guided to a successful exit in 2021.

Experience

Ten24
Founder and CEO
April 2008 - Present (17 years 4 months)
Working with innovators to deliver game changing software.

DELIVERING EXPERTISE
Fractional Executives & Advisory
Experienced fractional technology leadership focused on growing companies, building software products and delivering business value.

DELIVERING PROJECTS
Plan, Build, Launch & Go-To-Market
Partnering with businesses to build and deliver eCommerce and complex custom software projects including; engineering, operations and go-to-market strategies.

DELIVERING TEAMS
Building Teams That Perform
Recruiting and managing high performing remote teams that consistently deliver based on your requirements.

Plus.Fan

Co-Founder
November 2023 - Present (1 year 9 months)

Fans want more than just a ticket. Plus.Fan enables leagues and teams to easily create, sell and deliver a more connected fan experience.

Holios
Advisory Board Member
January 2024 - Present (1 year 7 months)
Worcester MA

Fan Owned Club
Advisory Board Member
January 2019 - July 2024 (5 years 7 months)
Greater Nashville Area, TN

Community ownership of professional clubs is common in Europe. But in North America, pro teams are almost exclusively owned by billionaires. Fan Owned Club changes that. Fan Owned Club will offer a limited number of minority ownership shares in FC Pinzgau Saalfelden to the public through our website this winter.

Are you a soccer fan interested in getting more out of your Fandom? Or a successful professional looking to get in on the ground floor of a unique ownership opportunity? Join our mailing list at www.fanownedclub.com or message us directly. Why just follow, when you can own?

Ultra Commerce
COO
October 2021 - April 2023 (1 year 7 months)
Worcester, Massachusetts, United States

Slatwall Commerce
CEO
January 2021 - May 2022 (1 year 5 months)
Worcester County, Massachusetts, United States

Slatwall Commerce is the only headless eCommerce platform built with a full suite of tools and functionality for marketing teams while also being developer-friendly. A complete eCommerce platform with open source roots, Slatwall Commerce is available as a SaaS solution combining enterprise, business-friendly functionality with headless commerce.

B2B and B2C companies choose Slatwall Commerce to power their digital commerce because the platform is feature rich, but also flexible enough to capitalize on new opportunities and plan for growth.

Synthenet Corporation
Director of Client Solutions
August 2003 - March 2008 (4 years 8 months)

Responsible for developing long-term client relationships by establishing an in-depth understanding of how each client's business operates and might benefit from web-based technology. Responsible for developing key partner relationships with marketing / business consultants serving the SMB market.

Peak Machine
Sales / Marketing Director
2000 - 2003 (3 years)

Phoenix Media
Sales Manager
1997 - 2000 (3 years)

InSports LLC
Marketing Director
1993 - 1997 (4 years)

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Education

Syracuse University
BS, Public Relations · (1987 - 1989)

Stonehill College
 · (1985 - 1987)